



06004640

TATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

**ANNUAL AUDITED REPORT
FORM X-17A-5
PART III**

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SEC FILE NUMBER
8- 2915

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING___01/01/05___ AND ENDING___12/31/05___

                                                 MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **STRAND, ATKINSON, WILLIAMS & YORK, INC.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 S.W. MARKET STREET, SUITE 1900

(No. and Street)

PORTLAND, OREGON 97201

    (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
JENNY STAGGENBORG   **503-546-2414**

                                                          (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MOSS ADAMS LLP

(Name – *if individual, state last, first, middle name*)

805 SW BROADWAY, SUITE 1200	**PORTLAND**	**OR**	**97205**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

    ☒ Certified Public Accountant

    ☐ Public Accountant

    ☐ Accountant not resident in United States or any of its possessions.



PROCESSED

JUN 0 2 2006

THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, <u>Bradford Wear</u>, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of <u>Strand, Atkinson, Williams & York, Inc.</u>, as of <u>December 31, 2005</u>, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

OFFICIAL SEAL
JUNE A. ROBINSON
NOTARY PUBLIC-OREGON
COMMISSION NO. 383839
MY COMMISSION EXPIRES OCTOBER 16, 2008

_____
Signature

_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

☒	(a)	Facing Page.
☒	(b)	Statement of Financial Condition.
☒	(c)	Statement of Income.
☒	(d)	Statement of Changes in Stockholders' Equity.
☒	(e)	Statement of Changes in Liabilities Subordinated to Claims of General Creditors.
☒	(f)	Statement of Cash Flows.
☒	(g)	Notes to Financial Statements.
☒	(h)	Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934.
☒	(i)	Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.
☒	(j)	Information Relating to the Possession or Control Requirements Under Rule 15c3-3 of the Securities Exchange Act of 1934.
☒	(k)	Independent Auditor's Report.
☐	(l)	A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐	(m)	A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☐	(n)	An Oath or Affirmation.
☐	(o)	A copy of the SIPC Supplemental Report.
☐	(p)	A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).



STRAND, ATKINSON, WILLIAMS & YORK, INC.

(SEC I.D. No. 8-0121943)

INDEPENDENT AUDITOR'S REPORT
AND
STATEMENT OF FINANCIAL CONDITION
(with supplemental information)

DECEMBER 31, 2005


INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Strand, Atkinson, Williams and York, Inc:

We have audited the accompanying statement of financial condition of Strand, Atkinson, Williams and York, Inc. (the Company) as of December 31, 2005, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

Moss Adams LLP

Portland, Oregon
February 22, 2006

- 1 -

STRAND, ATKINSON, WILLIAMS & YORK, INC.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2005

ASSETS

Cash	$	386,817
Investments (cost basis of $597,393 - Note 3)		601,033
Interest and dividends receivable		10,005
Receivable from clearing organization		1,601,901
Furniture, equipment, and leasehold improvements, net (Note 4)		326,926
Deposits with clearing organizations and others		100,000
Prepaid expenses and other		543,636
Goodwill		3,697,045
Broker retention agreements, net of accumulated amortization of $1,782,759 (Note 5)		894,624
TOTAL ASSETS	$	**8,161,987**

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES

Accounts payable	$	88,492
Accrued expenses and other liabilities		457,285
		545,777

SUBORDINATED BORROWINGS (Note 6)   2,480,000

COMMITMENTS AND CONTINGENCIES (Note 11)

STOCKHOLDER'S EQUITY (Note 7)

Common stock, at stated value, authorized 1,000 shares; issued and outstanding, 500 shares	250,000
Additional paid-in capital	3,605,148
Retained earnings	1,281,062
Total stockholder's equity	5,136,210

TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	**8,161,987**

See notes to the statement of financial condition.

STRAND, ATKINSON, WILLIAMS & YORK, INC.

NOTES TO THE STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2005

The annual report of Strand, Atkinson, Williams & York, Inc. on Form X-17A-5 at December 31, 2005 is available for examination at 200 Market Street, Portland, Oregon and also at the Seattle, Washington office of the United States Securities and Exchange Commission. In addition, the Independent Auditor's Report on Internal Accounting Controls at December 31, 2005 is available for inspection at the Washington, D.C. and Seattle, Washington offices of the United States Securities and Exchange Commission.

NOTE 1 – ORGANIZATION

Strand, Atkinson, Williams & York, Inc. (the "Company") is an Oregon corporation organized on January 1, 1991, and is a broker-dealer registered with the Securities and Exchange Commission ("SEC"). The Company is principally engaged in the general business of securities broker, agent, or principal, including buying, selling, exchanging, or otherwise in any manner dealing in stocks, bonds, evidence of property or indebtedness, or any securities or paper ordinarily or necessarily dealt with by security brokers, agents, or principals.

Effective December 1, 1999, Umpqua Holdings Corporation ("Umpqua") acquired 100% of the issued and outstanding common stock of the Company. Umpqua accounted for the transaction under the purchase method of accounting. The excess of the purchase price of $2,811,387 over the fair market value of the identified net assets acquired, including identified intangible assets, has been classified as goodwill and "pushed down" to the Company for accounting purposes.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Investments – are classified as *Trading* and carried at market value. The resulting difference between cost and market is included in income.

Furniture, equipment, and leasehold improvements – Furniture, equipment, and leasehold improvements are carried at cost. Depreciation is computed using the straight-line method. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts, and any resulting gain or loss is recognized in income for the period. The cost of maintenance and repairs is charged to income as incurred; significant renewals and betterments are capitalized.

Broker retention agreements – Broker retention agreements are amortized over the service period covered by the underlying agreements, which are generally three to ten years.

Income taxes – The Company files consolidated federal income tax returns with Umpqua. For financial reporting purposes, the Company recognizes income taxes on a separate return basis. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to

STRAND, ATKINSON, WILLIAMS & YORK, INC.

NOTES TO THE STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2005

differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Use of estimates – The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Goodwill – In June 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 142, *Goodwill and Other Intangible Assets*. The statement requires discontinuing the amortization of goodwill and other intangible assets with indefinite useful lives. Instead, these assets are to be tested periodically for impairment and written down to their fair market value as necessary. The Company adopted the provisions of this statement effective January 1, 2002, the effect of which is to not amortize the goodwill recorded as part of acquisitions, but to annually test it for impairment. The Company has determined that there is no impairment of its recorded goodwill.

NOTE 3 – INVESTMENTS

Investments owned, at market value, consist of the following at December 31, 2005:

Municipal bonds	$ 576,162
Corporate bonds	24,871
	$ 601,033

NOTE 4 – FURNITURE, EQUIPMENT, AND LEASEHOLD IMPROVEMENTS

Furniture, equipment, and leasehold improvements consist of the following at December 31, 2005:

STRAND, ATKINSON, WILLIAMS & YORK, INC.

NOTES TO THE STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2005

		Estimated Useful Lives
Furniture, fixtures, and equipment	$ 620,127	5 – 10 years
Leasehold improvements	307,721	9 – 15 years
Software	72,296	3 years
Total	1,000,144	
Less accumulated depreciation and amortization	(673,218)	
Total	$ 326,926	

NOTE 5 – BROKER RETENTION AGREEMENTS

The Company has entered into agreements, whereby it issued forgivable notes to certain employees, of which $894,624 is outstanding at December 31, 2005. The notes have due dates of three to ten years and will be forgiven ratably on each anniversary of continuous employment with the Company. If employment ceases before the due date of the related note, the remaining principal and accrued interest owing is payable to the Company in full, except under certain predetermined circumstances. The notes are generally amortized on a straight-line basis over their contractual lives and charged to salaries and related expenses in the statement of income.

NOTE 6 – SUBORDINATED BORROWINGS

The borrowings under subordination agreements at December 31, 2005 consist of two subordinated notes with Umpqua bearing interest at Umpqua's prime rate (7.25% at December 31, 2005), $980,000 maturing November 2006 and $1,500,000 maturing August 2010. The National Association of Securities Dealers, Inc. approved these subordinated borrowings. Interest expense related to subordinated borrowings was $153,030 for the year ended December 31, 2005.

Subordinated borrowings are available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

NOTE 7 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of

STRAND, ATKINSON, WILLIAMS & YORK, INC.

NOTES TO THE STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2005

the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting aggregate indebtedness to net capital ratio would exceed 10 to 1). At December 31, 2005, the Company had net capital of $2,122,484 which was $2,022,484 in excess of its required net capital of $100,000. The Company's ratio of aggregate indebtedness to net capital was .26 to 1.

NOTE 8 – INCOME TAXES

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes, and were not material as of December 31, 2005.

NOTE 9 – EMPLOYEE BENEFIT PLAN

Substantially all employees of the Company are eligible to participate in a 401(k) plan sponsored by Umpqua. Contributions for the plan are at the discretion of the Company's management.

NOTE 10– STOCK OPTION PLANS

The Company participates in Umpqua's stock-based compensation plan that provides for the granting of stock options and restricted stock awards to eligible employees and directors. Generally, options vest over a period of five years, the exercise price of each option equals the market price of the Company's stock on the date of the grant, and the maximum term is ten years. During 2005, 30,000 non-qualified options were granted to employees and officers of the Company. At December 31, 2005, there were 66,325 non-qualified options outstanding to employees and officers of the Company, of which 8,325 were exercisable.

NOTE 11 – COMMITMENTS AND CONTINGENCIES

The Company has noncancelable operating leases, which expire during the next six years, including leased premises for its Portland, Eugene, and Medford operations and various leases for office equipment.

Future minimum lease payments under noncancellable operating leases (with initial or remaining lease terms in excess of one year) as of December 31, 2005 are as follows:

STRAND, ATKINSON, WILLIAMS & YORK, INC.

NOTES TO THE STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2005

Year Ending December 31	
2006	$ 561,256
2007	561,256
2008	479,632
2009	426,591
2010	420,167
Thereafter	102,019
Total future minimum lease payments	$ 2,550,921

In the ordinary course of business, the Company is a party to various legal claims, actions, and complaints. Although the ultimate resolution of these matters cannot be predicted with certainty, management believes that the likelihood of these matters having a material adverse effect beyond amounts already recorded by the Company is remote.

The Company is obligated to settle transactions with brokers and other financial institutions even if its clients fail to meet their obligations to the Company. Clients are required to complete their transactions on settlement date, generally three business days after trade date. If clients do not fulfill their contractual obligations, the Company may incur losses. The Company has established various procedures to reduce this risk, and therefore the potential for the Company to make payments under these client transactions is remote. Accordingly, no liability has been recognized for these transactions.

NOTE 12 – RELATED PARTY BALANCES AND TRANSACTIONS

Related parties consist of Umpqua and principal officers and employees of the Company. Included in prepaid expenses and other is $120,101 of employee notes receivable. $112,500 of notes receivable consist of non-interest bearing loans to the Company's principal officers and employees that are due at various dates through November 2015. The remaining $7,601 bears interest at 6.0% and will be received in monthly installments by August 2009.

In the normal course of business, the Company receives funds from and advances funds to Umpqua. These receivables and payables are short-term in nature and bear no interest. Included in accrued expenses and other liabilities is $244,820 payable to Umpqua. Included in prepaid expenses and other is $1,333 receivable from Umpqua.

NOTE 13 – CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event

STRAND, ATKINSON, WILLIAMS & YORK, INC.

NOTES TO THE STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2005

counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

NOTE 14 – EXEMPTION FROM RULE 15c3-3

The Company is exempt form Rule 15c3-3 of the Securities Exchange Act of 1934 under subparagraph (k)(2)(ii) as all customer transactions are cleared through a clearing agent on a fully disclosed basis. The agreements with the clearing agent provides for payment of an agent clearing fee.